FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Form 6-K dated December 17, 2002

AngloGold Limited
(Translation of Registrant’s Name into English)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    X    Form 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes         No    X

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              )

Enclosure: Pro forma financial information for the year ended December 31, 2001 relating to the sale by AngloGold of its Free State operations.

ANGLOGOLD LIMITED -- UNAUDITED PRO FORMA FINANCIAL INFORMATION
NOTES TO THE ADJUSTMENTS TO THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SIGNATURES

1.	INTRODUCTION

On April 11, 2002 AngloGold announced that all the remaining conditions precedent for the sale of its Free State assets to African Rainbow Minerals Gold Limited (formerly African Rainbow Minerals (Proprietary) Limited) and Harmony Gold Mining Company Limited, through a jointly-owned company (“Freegold”), had been fulfilled. The sale was effective from January 1, 2002. In terms of the sale agreement, the consideration payable to AngloGold was $196 million plus an amount equal to any liability for tax payable by AngloGold pursuant to the sale of the Free State assets (“the additional amount”). The additional amount will be payable by Freegold to AngloGold five days prior to any tax liability becoming due. On April 23, 2002, AngloGold received a cash payment from Freegold of $163 million, together with interest calculated from January 1, 2002 to April 22, 2002 amounting to $7 million. The balance of $33 million will be payable in cash on January 1, 2005.

2.	OVERVIEW OF THE FREE STATE ASSETS

The Free State assets comprise:

•	the gold mining operations known as the Bambanani, Joel, Matjhabeng and Tshepong mines, including their respective underground mine infrastructure, mineral rights and mining leases (“the Free State mines”);

•	all surface infrastructure and equipment related to the Free State mines including all mining equipment, all metallurgical plants, all surface rights, all on-mine surface infrastructure, all commercial and residential properties and the Ernest Oppenheimer Hospital and all assets and equipment used in such hospital (“the related assets”);

•	all employees of the Free State mines and the related assets unless otherwise agreed with ARM and Harmony;

•	all immovable property and all movable property, including vehicles and equipment, used primarily in or by the Free State mines or the related assets;

•	all shares in Jeannette Gold Mines Limited owned either directly or indirectly by AngloGold;

•	all other mineral rights in the Free State goldfields presently owned by AngloGold;

•	all stock in trade, including gold in process and capital stores which relate directly to the Free State mines or the related assets; and

•	all liabilities which relate to either the Free State mines or the related assets.

Following the transaction, the only assets which AngloGold will retain in the Free State goldfields will be its Technical Development Services Division and those assets which are part of its wholly owned subsidiary, ISS International Limited.

For the year ended December 31, 2001, the Free State assets produced 1,199,000 ounces of gold at a total cash cost of US$219 per ounce. This compares to AngloGold’s total production and total cash costs for the same period, of 6,983,000 ounces and US$178 per ounce, respectively. The book value of the Free State assets, as at December 31, 2001, was $226 million.

3.	APPLICATION OF THE CASH PROCEEDS OF THE TRANSACTION

AngloGold applied the cash proceeds of the transaction to the reduction of debt, the settlement of certain liabilities and the completion of major capital projects.

4.	FORWARD-LOOKING STATEMENTS

Except for historical information, there may be matters discussed in this announcement that are forward-looking statements. Any such statement is only a prediction and actual results may differ materially. For a discussion of important factors including, but not limited to, development of AngloGold’s business, the economic outlook in the gold industry, expectations regarding gold prices and production, and other factors which could cause actual results to differ materially from such forward-looking statements, refer to AngloGold’s annual report on Form 20-F for the year ended December 31, 2001 which was filed with the United States Securities and Exchange Commission (“SEC”) on June 28, 2002, AngloGold’s current report on Form 6-K filed with the SEC on December 17, 2002 containing audited consolidated financial statements as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 prepared in accordance with U.S. GAAP, and AngloGold’s current report on Form 6-K filed with the SEC on December 17, 2002 containing unaudited condensed consolidated financial statements as of September 30, 2002 and December 31, 2001 and for each of the nine month periods ended September 30, 2002 and 2001, prepared in accordance with U.S. GAAP, and related management’s discussion and analysis of financial condition and results of operations.

ANGLOGOLD LIMITED – UNAUDITED PRO FORMA FINANCIAL INFORMATION

INTRODUCTION

The unaudited consolidated pro forma financial information for AngloGold set out below is provided for illustrative purposes only in order to show the effects of the sale by AngloGold of its Free State operations (including the Joel mine), assuming that the sale took place prior to January 1, 2001 for purposes of the income statement. As the effective date of the sale was January 1, 2002, and the transaction is reflected in AngloGold’s unaudited consolidated balance sheet at September 30, 2002 included in its US GAAP interim report for the nine months ended September 30, 2002 on Form 6-K dated December 17, 2002, no pro forma condensed consolidated balance sheet is presented. As there are no pro forma adjustments for the nine months ended September 30, 2002, no pro forma condensed consolidated income statement for the nine months ended September 30, 2002 is presented.

AngloGold’s historical financial statements have been prepared in accordance with US GAAP and are included in documents filed by AngloGold with the United States Securities and Exchange Commission.

The unaudited pro forma condensed consolidated income statement reflects AngloGold’s results of operations for the period presented after giving effect to the unaudited pro forma adjustments described in the accompanying notes hereto as if the sale of the Free State operations (including the Joel mine) became effective prior to January 1, 2001.

The unaudited pro forma financial information has been prepared for comparative purposes only and is not indicative of the results of operations that would have been achieved by AngloGold if the sale had in fact occurred in the manner, and as of the beginning of the period presented, nor is it indicative of the results of operations of AngloGold for any future period or as at any future date.

At a meeting held in Johannesburg on December 5, 2002, AngloGold’s shareholders approved, by the requisite number of votes, a stock split that had been proposed by the company’s board of directors.

The stock split will sub-divide each ordinary share with a par value of 50 cents into two ordinary shares each with a par value of 25 cents, with effect from the close of business on December 24, 2002. As a result of the proposed sub-division, each AngloGold American Depositary share (“ADS”) will be equivalent to one AngloGold ordinary share and every five CHESS depositary interests (“CDIs”) will be equivalent to one AngloGold ordinary share. The ratio of one AngloGold ADS to five AngloGold CDIs will remain unchanged. The net effect of the stock split on ADS and CDI holders will be that the number of ADSs and CDIs held by each holder will not change.

Throughout the unaudited pro forma financial information presented herein, the number of shares and the calculation of basis and diluted earnings/(loss) per common share have been changed to retroactively reflect this change in the number of shares.

NOTES TO THE ADJUSTMENTS TO THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Reflects the elimination of the operating results of the Free State operations (including the Joel mine), which were included in AngloGold’s consolidated operating results for the period presented.

2.	Represents taxation effect on operating results, relating to a taxation charge of $68 million for the year ended December 31, 2001.

3.	Unaudited pro forma basic and diluted earnings per share have been calculated based on the actual and diluted weighted average number of AngloGold shares in issue of 214,278,892 and 214,715,806 for the year ended December 31, 2001.

ANGLOGOLD LIMITED UNAUDITED PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT
for the year ended December 31, 2001.

	Audited
	Historical			Unaudited
	Year ended			Pro forma
	December 31, 2001	Pro forma		Year ended
	US GAAP	adjustments	Reference	December 31, 2001

	$ (millions)

Sales and other income	2,066	(342)		1,724

Product sales	2,041	(342)	1	1,699
Interest, dividends and other	25	—		25

Cost and expenses	2,059	(517)		1,542
Production costs	1,261	(268)	1	993
Exploration costs	26	—		26
Related party transactions	54	—		54
General and administrative	24	—		24
Royalties	16	—		16
Research and development	2	—		2
Depreciation, depletion and amortization	371	(60)	1	311
Impairment of assets	173	(173)	1	—
Goodwill amortized	27	—		27
Interest expense	72	—		72
Employment severance costs	22	(16)	1	6
Loss on sale of assets	4	—		4
Mark to market loss on financial instruments	5	—		5
Other	2	—		2

Income before equity income and income tax	7	175		182
Equity income in affiliates	1	—		1

Income before income tax provision	8	175		183
Deferred income and mining tax expensed	(163)	68	2	(95)

(Loss)/income before minority interest	(155)	243		88
Minority interest	(8)	—		(8)

(Loss)/income before cumulative effect of accounting change	(163)	243		80

Basic (loss)/earnings per common share : (cents) Before cumulative effect on accounting change	(76)		3	37

Diluted (loss)/earnings per common share : (cents) Before cumulative effect on accounting change	(76)		3	37

Weighted average number of common shares used in computation	214,278,892			214,278,892

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorised.

AngloGold Limited

Date : December 17, 2002	/s/ Mr C R Bull MR C R BULL Company Secretary

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